787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

September 23, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic, Special Counsel
Office of Mergers and Acquisitions

Re:	WuXi PharmaTech (Cayman) Inc.
Schedule 13E-3
By WuXi PharmaTech (Cayman) Inc., New WuXi Life Science Holdings Limited,
New WuXi Life Science Limited, WuXi Merger Limited, Dr. Ge Li, G&C
Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Hillhouse
Capital Fund II, L.P., Ping An Life Insurance Company of China Ltd., Temasek
Life Sciences Private Limited, Dr. Ning Zhao, Mr. Xiaozhong Liu and Mr. Zhaohui
Zhang
Filed September 1, 2015
File No. 005-83350

Dear Mr. Orlic:

On behalf of WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) and the other filing persons referenced above (collectively, the “Filing Persons”), set forth below are WuXi’s and the other Filing Persons’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 10, 2015 to Mr. Edward Hu, Chief Financial Officer of the Company, relating to the Filing Persons’ Schedule 13E-3 referenced above (the “Schedule 13E-3”). Concurrently with the submission of this response letter, we are also filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), including the revised proxy statement included in the Amended Schedule 13E-3 as Exhibit (a)-(1) (the “Proxy Statement”).

For your convenience, we have set forth below the Staff’s comments in italics, followed by the Filing Persons’ responses thereto. References to page numbers below refer the page numbers in the Amended Schedule 13E-3 or Proxy Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amended Schedule 13E-3.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Mr. David L. Orlic

Securities and Exchange Commission

September 23, 2015

General

1.	Please confirm that you will file the definitive debt documents as exhibits as they become available. See Item 1016(b) of Regulation M-A.

The Filing Persons confirm that they will file the definitive debt documents as exhibits when they become available in accordance with Item 1016(b) of Regulation M-A.

Cover page

2.	We note subparagraph (a) on page (ii). Please disclose the “certain management shareholders” whose shares will be cancelled. Please also provide your analysis as to whether Mr. Liu and Mr. Zhang should be filing persons on Schedule 13E-3.

As requested, the disclosure in the section headed “Introduction” of the Amended Schedule 13E-3 and on page (ii) of the Proxy Statement has been revised to disclose the management shareholders whose shares will be cancelled in the transaction.

In addition, Messrs. Liu and Zhang have been added as Filing Persons to the Amended Schedule 13E-3, since they are both senior management of the Company and Rollover Shareholders. The disclosure on the cover page, as well as on pages (i), (ii), 3 and 61, of the Proxy Statement has been revised accordingly.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 29

3.	Please revise the definition of “Unaffiliated Holders” so that the disclosure responsive to Item 1014(a) of Regulation M-A is consistent with the rule. We consider all of the company’s directors and officers to be affiliates of the company, and accordingly the fairness determination should not address fairness to those persons.

As requested, the disclosure on pages (iii) and 5 of the Proxy Statement has been revised so that it excludes all directors and officers of the Company, even those not part of the buyer group.

4.	Please delete the reference to “arm’s-length negotiations,” which is inappropriate in a transaction with an affiliate.

As requested, the reference to “arm’s-length negotiations” on page 31 of the Proxy Statement has been deleted.

Position of the Buyer Group as to the Fairness of the Merger, page 34

5.	We note the statement that the members of the buyer group did not themselves undertake a formal evaluation of the fairness of the merger. To the extent that the members of the buyer group based their fairness determination on the analysis undertaken by others, they must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise.

Mr. David L. Orlic

Securities and Exchange Commission

September 23, 2015

In response to the Staff’s comment, the disclosure on page 34 of the Proxy Statement has been revised to clarify that the buyer group did not receive any independent reports, opinions or appraisals from any third party related to the merger.

It is further respectfully noted that the opinion and analyses of Credit Suisse were provided for the use and benefit of the Special Committee, that the buyer group was not privy to such opinion and analyses at the time it entered into the merger agreement with the Company and that the buyer group does not have Credit Suisse’s consent to rely upon such opinion or analyses.

Opinion of Credit Suisse Securities (USA) LLC …, page 42

6.	Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party, such as the July 13, 2015 presentation of the financial advisor, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. If the filing persons view the July 13, 2015 presentation as not being materially different from the August 13, 2015 presentation, please provide disclosure to that effect.

In response to the Staff’s comment, disclosure regarding the discussion materials reviewed by Credit Suisse with the Special Committee on July 13, 2015 has been added on page 28 of the Proxy Statement. Given the similarities of the discussion materials and underlying analyses, the Special Committee does not consider it materially different from the discussion materials reviewed and discussed with the Special Committee on August 13, 2015.

7.	Please disclose the VC/JV Investments Value used by Credit Suisse in arriving at its opinion.

As requested, the disclosure on page 42 of the Proxy Statement has been revised to disclose the VC/JV Investments Value used by Credit Suisse in arriving at its opinion.

8.	Please revise all disclaimers throughout the document indicating that Credit Suisse assumes no responsibility for values used in its analysis. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document.

In response to the Staff’s comment, it is respectfully noted that the disclaimer of responsibility for values used in its analyses by Credit Suisse solely relates to inputs to its financial analyses that were prepared and provided to Credit Suisse by the Company and that Credit Suisse was authorized to use and rely upon by the Special Committee without independent investigation or verification.

Mr. David L. Orlic

Securities and Exchange Commission

September 23, 2015

9.	Please advise why the summary of the Credit Suisse opinion does not include the “take-private premia” analysis.

In response to the Staff’s comment, disclosure regarding Credit Suisse’s review of the take-private premia and other data reviewed for informational purposes has been added on page 48 of the Proxy Statement.

However, it is noted that, as indicated on page 17 of the August 13, 2015 discussion materials filed as Exhibit (c)-(2) to the Schedule 13E-3, the “take-private premia analysis” was included on the lower half of page 17 of the August 13, 2015 discussion materials solely as an informational reference point and was clearly separated and distinguished from the material financial analyses performed by Credit Suisse in connection with the preparation of its opinion included on the upper half of that page - i.e., the selected companies analysis, the selected transactions analysis and the discounted cash flow analysis - which material financial analyses are summarized on pages 45 through 48 of the Proxy Statement.

10.	Please advise why you have not disclosed the projections appearing on page 26 of the August 13, 2015 presentation, nor the discounted cash flow analysis that appears to be based thereon.

In response to the Staff’s comment, it is respectfully noted that the projections referenced on page 26 of the August 13, 2015 discussion materials were not an additional set of financial projections. They merely reflected sensitivity adjustments to the Company Projections to illustrate an alternative assumed fixed currency exchange rate. For purposes of its analyses and opinion, Credit Suisse was directed to rely upon the Company Projections. Accordingly, they have not been disclosed in the Proxy Statement.

In addition, as requested, we have added disclosure of the discounted cash flow analysis for these purposes on page 48 of the Proxy Statement.

Other Matters, page 48

11.	Please disclose the amount of contingent fee potentially payable to Credit Suisse. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, it is noted that, under the terms of Credit Suisse’s engagement, Credit Suisse would only be entitled a transaction fee if Credit Suisse performs a market check and one or more written indications of interest from third parties are received and, with the approval of the Special Committee, at least one of such third parties engages in further diligence involving confidential information. As further clarified in revised disclosure on page 48 of the Proxy Statement, the conditions precedent to Credit Suisse receiving this contingent fee have not been satisfied. As a consequence, it is not anticipated that Credit Suisse will be entitled to the payment of a transaction fee contingent upon the consummation of the merger, and absent satisfaction of the conditions precedent (and information regarding the identity of and price any subsequent bidder proposes to pay), it is not possible to estimate whether a transaction fee would be payable or the magnitude of any such fee.

Mr. David L. Orlic

Securities and Exchange Commission

September 23, 2015

12.	Please disclose all compensation received or to be received as a result of the relationship between Credit Suisse, its affiliates and/or unaffiliated representatives, on the one hand, and the company and its affiliates, on the other hand, during the past two years. See Item 1015(b)(4) of Regulation M-A. This would include fees paid by the company and any filing person, including Temasek and Ping An.

In response to the Staff’s comment, it is noted that, other than in connection with the merger and disclosed in the Proxy Statement, during the past two years Credit Suisse, its affiliates and/or unaffiliated representatives have not had any material relationships with the Company or its affiliates. Accordingly, no disclosure has been added.

As additionally requested, the disclosure on page 49 of the Proxy Statement has been revised to include the amount of fees paid by Temasek and Ping An.

Purposes of and Reasons for the Merger

The Buyer Group, page 49

13.	Please make clear here and on the cover page that the purpose of the merger is to allow affiliates of the company, rather than “Parent,” to acquire 100% of the company.

The disclosure on pages 5 and 49 of the Proxy Statement has been revised to refer to “certain affiliates of the Company and other members of the buyer group,” rather than to “Parent.”

Financial Information, page 104

14.	We note the Form 6-K filed on August 17, 2015. Please update your financial information. See Question I.H.9 of the Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001).

In response to the Staff’s comment, the Company’s financial information has been updated to include its second quarter 2015 financial results.

Annex E – Directors and Executive Officers of Each Filing Person

15.	Please disclose the businesses of Boyu, Temasek/Fullerton, and Ping An.

As requested, the disclosure in Annex E has been revised to disclose the businesses of Boyu, Temasek/Fullerton and Ping An.

Mr. David L. Orlic

Securities and Exchange Commission

September 23, 2015

16.	Please provide five year employment histories for all natural persons. See Item 1003(c)(2) of Regulation M-A.

In response to this comment, disclosure has been added in Annex E to the Proxy Statement regarding the employment history of the natural persons. Except as disclosed in the Proxy Statement, other than positions with their present company or its affiliates, we understand that such natural persons have not held any other material occupations, positions, offices or employment in the past five years.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Dr. Ge Li (WuXi)
Mr. Edward Hu (WuXi)
Mr. Steven J. Gartner (Willkie Farr & Gallagher LLP)
Mr. Kurt J. Berney (O’Melveny & Myers LLP)
Mr. Weiheng Chen (Wilson Sonsini Goodrich & Rosati)
Mr. Zhan Chen (Wilson Sonsini Goodrich & Rosati)
Mr. Michael G. DeSombre (Sullivan & Cromwell)
Mr. Akiko Mikumo (Weil, Gotshal & Manges LLP)
Mr. Steve Xiang (Weil, Gotshal & Manges LLP)
Mr. Tim Gardner (Weil, Gotshal & Manges LLP)